UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2006

000-29150

(Commission File Number)

Randgold & Exploration Company Limited

(Translation of registrant’s name into English)

28 Harrison Street, Johannesburg, South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Randgold & Exploration Company Limited (“Randgold & Exploration”) issued an announcement, dated August 14, 2006, announcing the appointment of directors to its board. A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Special Note Regarding Forward-Looking Statements

Certain statements in the exhibits incorporated by reference herein, as well as oral statements that may be made by Randgold & Exploration’s officers, directors or employees acting on its behalf relating to such information, contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are "forward-looking statements". These include, without limitation, those statements concerning the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of Randgold & Exploration to recover any misappropriated assets and investments; the outcome of any proceedings against Randgold & Exploration, including, without limitation, the pending liquidation proceeding; Randgold & Exploration's ability to complete its forensic investigation and prepare audited financial statements; the time period for completing its forensic investigation and audited financial statements; the occurrence or outcome of any proposed mediation with JCI; and the ultimate impact on Randgold & Exploration's previously released financial statements and results, assets and investments, including with respect to Randgold Resources Limited, business, operations, economic performance, financial condition, outlook and trading markets. Although Randgold & Exploration believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the alleged frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements. Among other factors, these include the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred following the completion of the forensic investigation and any other investigations that may be commenced; the time periods ultimately determined to be affected thereby; the ability of Randgold & Exploration to successfully assert any claims it may have against other parties for fraud or misappropriation of Randgold & Exploration assets and the solvency of any such parties; the ability of Randgold & Exploration to defend successfully any proceedings against Randgold & Exploration; the ability of Randgold & Exploration and its forensic investigators to obtain the necessary information with respect to Randgold & Exploration's transactions, assets, investments, subsidiaries and associated entities to complete the forensic investigation and prepare audited financial statements and the ultimate outcome of such forensic investigation; the willingness and ability of Randgold & Exploration’s forensic investigators to issue any final opinions with respect thereto; the occurrence or outcome of any proposed mediation with JCI; the ability of Randgold & Exploration to implement improved systems and to correct its late reporting; the JSE Limited's willingness to lift its suspension of the trading of Randgold & Exploration's securities on that exchange; changes in economic and market conditions; fluctuations in commodity prices and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in regulatory environment and other government actions; business and operational risk management; other matters not yet known to Randgold & Exploration or not currently considered material by Randgold & Exploration; and the risks identified in Item 3 of Randgold & Exploration's most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC. All forward-looking statements attributable to Randgold & Exploration, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. Randgold & Exploration expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

Exhibit	Description

99.1	Announcement, dated August 14, 2006, issued by Randgold & Exploration Company Limited announcing the appointment of directors to its board.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By:	/s/ Roger Patrick Pearcey
Name: Roger Patrick Pearcey
Title: Company Secretary

Date:	August 21, 2006